Filed Pursuant To Rule 433
Registration No. 333-167132
July 29, 2010

STATE STREET GLOBAL ADVISORS
PRESS RELEASE
MEDIA CONTACTS:
Marie McGehee
State Street
617-664-1898
Troy Mayclim
River Communications
914-686-5599
Exchange Traded Funds See Strong Asset Inflows in First Half of 2010
     BOSTON — July 29, 2010 — Exchange traded fund (ETF) industry assets in the United States decreased 0.4 percent during the first half of 2010, as investors held $772 billion in 897 ETFs as of June 30, 2010, according to State Street Global Advisors (SSgA), the investment management business of State Street Corporation (NYSE: STT). During the same period, equity markets, as measured by the widely followed S&P 500 Index fell, 8.9 percent.
     “Despite the market’s performance during the first half of 2010, ETF net inflows are ahead of last year’s pace,” said Tom Anderson, director of strategy and research for the Intermediary Business Group at State Street Global Advisors. “This growth has been driven by financial professionals, individual investors and institutions, and underscores the way investors build and maintain portfolios in every market cycle using these innovative investment products.”
     Three key trends helped shape the ETF industry during the first six months of 2010:
Continued Growth of Fixed Income ETF Assets

The growth of fixed income ETF assets, which increased 78 percent in 2009, remained a key trend during the first half of the year. Fixed-income ETF assets increased by $21.2 billion or 21 percent in the six months to June 30, 2010, as the number of bond ETFs available to investors reached 105. This growth illustrates the rapid evolution in the ETF industry in order to meet the needs of investors. In 2006, just six fixed income ETFs existed, representing approximately $20 billion in assets. In the first half of 2010, six of the 10 ETFs with the highest net cash flows were bond ETFs.
The growth in bond ETFs was broad based — every category, from corporate bonds to municipal bonds to Treasury Inflation Protected Securities (TIPs) and US Treasuries, saw positive cash flows year-to-date. The most popular fixed-income asset classes included short-term bond and US Treasury ETFs, which attracted more than $7 billion and $5 billion in net cash flows, respectively.
Gold ETF Assets Reach New High
Amid concerns about the European debt crisis and the pace of economic recovery in the US, investors continued their search for non-correlated returns, as assets in gold ETFs increased by 30.2 percent during the first half of the year. SPDR Gold Shares (GLD) currently leads all exchange traded funds in net cash flows, attracting more than $7.6 billion during the first half of the year, as GLD’s total assets surpassed $50 billion in the second quarter — a milestone that reflects both the increased acceptance and application of gold ETFs as a means of gaining exposure to this asset class.
“Flash Crash” Does Not Shake Investor Confidence in ETFs
With ETFs accounting for more than 60 percent of all cancelled trades during the market disruption that occurred between 2:40 p.m. and 3:00 p.m. on May 6, 2010, several third parties questioned their role in the market turmoil. Preliminary findings, which are consistent with internal reviews, indicate that the events of May 6 were the result of market structural issues, including the lack of published, uniform standards on erroneous trades, market circuit

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breakers and speed bumps, and were not caused or exacerbated by ETFs or ETF trading. Investor confidence in ETFs in the weeks that followed the “flash crash” remained strong, as net new inflows into ETFs totaled $20.2 billion in May and June.
About State Street Global Advisors
State Street Global Advisors (SSgA) is a global leader in asset management that sophisticated investors worldwide rely on for a disciplined investment process, powerful global investment platform and access to every major asset class, capitalization range and style. SSgA is the asset management business of State Street, one of the world’s leading providers of financial services to institutional investors.
About State Street
State Street Corporation (NYSE: STT) is the world’s leading provider of financial services to institutional investors including investment servicing, investment management and investment research and trading. With $19 trillion in assets under custody and administration and $1.8 trillion in assets under management at June 30, 2010, State Street operates in 25 countries and more than 100 geographic markets worldwide. For more information, visit State Street’s web site at www.statestreet.com.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk.
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor (defined below) and the Marketing Agent (defined below) expect the value of an investment in the Shares to similarly decline proportionately.

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The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
“SPDR” is a trademark of the Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the SPDR® Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR® Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111• 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured – No Bank Guarantee – May Lose Value
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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.